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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. __)*

                             theglobe.com, inc.
------------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.001 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 88335R101
------------------------------------------------------------------------------
                               (CUSIP Number)

                          Valerie Ford Jacob, Esq.
                          Stuart H. Gelfond, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8000
------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)


                             February 14, 1999
------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    13D

CUSIP No. 88335R101                           Page 2 of 12 Pages

1   NAME OF REPORTING PERSONS/
    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Dancing Bear Investments, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Florida

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           6,046,774 (see responses to Items 3 and 5)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0 (see responses to Items 3 and 5)

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         5,796,774 (see responses to Items 3 and 5)

                10  SHARED DISPOSITIVE POWER

                    0 (see responses to Items 3 and 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,046,774 (see responses to Items 3 and 5)

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)               [X]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    47.7%

14  TYPE OF REPORTING PERSON  (See Instructions)

    CO

                                    13D

CUSIP No. 88335R101                           Page 3 of 12 Pages

1   NAME OF REPORTING PERSONS/
    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Michael S. Egan

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           6,123,024 (see responses to Items 3 and 5)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0 (see responses to Items 3 and 5)

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         5,873,024 (see responses to Items 3 and 5)

                10  SHARED DISPOSITIVE POWER

                    0 (see responses to Items 3 and 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,123,024 (see responses to Items 3 and 5)

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)               [X]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    48.1%

14  TYPE OF REPORTING PERSON (See Instructions)

    IN

                                    13D

CUSIP No. 88335R101                           Page 4 of 12 Pages

1   NAME OF REPORTING PERSONS/
    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Todd V. Krizelman

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           704,943 (see responses to Items 3 and 5)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         804,943 (see responses to Items 3 and 5)

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    804,943 (see responses to Items 3 and 5)

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)               [X]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.4%

14  TYPE OF REPORTING PERSON (See Instructions)

    IN

                                    13D

CUSIP No. 88335R101                           Page 5 of 12 Pages

1   NAME OF REPORTING PERSONS/
    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Stephan J. Paternot

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           757,488 (see responses to Items 3 and 5)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         857,488 (see responses to Items 3 and 5)

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    857,488 (see responses to Items 3 and 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.9%

14  TYPE OF REPORTING PERSON (See Instructions)

    IN

ITEM 1.     SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share ("Common Stock") of theglobe.com, inc., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are 31 West 21st Street, New York, New York 10010.


ITEM 2.     IDENTITY AND BACKGROUND.

     (a)-(f). This Schedule 13D is filed on behalf of Dancing Bear Investments, Inc. ("Dancing Bear Investments"), Michael S. Egan, Todd V. Krizelman and Stephan J. Paternot. Dancing Bear Investments is a privately held company formed under the laws of the state of Florida, with principal executive offices located at 333 East Las Olas Blvd., Ft. Lauderdale, FL 33301. Mr. Egan, trusts for his benefit and other entities he controls own all the equity in Dancing Bear Investments and as such may be deemed to have beneficial ownership of any and all shares of Common Stock of the Issuer beneficially owned by Dancing Bear Investments.

     Mr. Egan's principal occupation is as a private investor. Mr. Egan is also the Chairman and a Director of the Issuer. The business address for Mr. Egan, who is a United States citizen, is c/o Dancing Bear Investments, 333 East Las Olas Blvd., Ft. Lauderdale, FL 33301.

     Each of Messrs. Krizelman and Paternot's principal occupation is as Co-Chief Executive Officer, Co-President and Director of the Issuer. Messrs. Krizelman and Paternot's business address, each of whom is a United States citizen, is c/o theglobe.com, inc., 31 West 21st Street, New York, New York 10010.

     During the past five years, none of Messrs. Egan, Krizelman and Paternot and Dancing Bear Investments (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     By reason of the Stockholders' Agreement (as defined below in Item 3), Messrs. Egan, Krizelman, and Paternot and Dancing Bear Investments may constitute a "group" as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Neither the fact of this filing nor anything contained herein shall be deemed an admission by Messrs. Egan, Krizelman, and Paternot and Dancing Bear Investments that a group exists and membership in such a group is hereby expressly disclaimed. Information with respect to each of Messrs. Egan, Krizelman, and Paternot and Dancing Bear Investments is given solely by each of Messrs. Egan, Krizelman, and Paternot and Dancing Bear Investments and no person has responsibility for the accuracy or completeness of information supplied by any other person. Messrs. Egan, Krizelman and Paternot and Dancing Bear Investments have entered into a Joint Filing Agreement, dated as of February 14, 1999, attached hereto as Schedule I. (Such Schedule I is hereby incorporated herein by reference.)


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In May 1995, the Company issued to Todd Krizelman 525,000 shares of Common Stock for an aggregate offering price of $2,184. In November 1995, the Company issued to Todd Krizelman 22,455 shares of Series A Preferred Stock for an aggregate offering price of $3,500, which converted into an equal number of shares of Common Stock upon consummation of the Company's initial public offering (the "IPO") on November 18, 1998.

     In May 1995, the Company issued to Stephan Paternot 600,000 shares of Common Stock for an aggregate offering price of $2,496.

     In August 1997, the Company issued to Dancing Bear Investments for an aggregate consideration of $20 million (i) 25.5 shares of Series D Preferred Stock, which converted into 4,023,765 shares of Common Stock upon consummation of the IPO and (ii) warrants to purchase an aggregate 10 shares of Series E Preferred Stock, which converted into 2,023,009 shares of Common Stock upon consummation of the IPO at an exercise price of approximately $2.91 per share (the "Warrants"). The Warrants expire on August 13, 2004.

     In September 1998, Dancing Bear Investments agreed to transfer Warrants exercisable for 100,000, 100,000, 25,000 and 25,000 shares of Common Stock to Messrs. Krizelman, Paternot, Edward A. Cespedes and Rosalie
V. Arthur, respectively. Mr. Cespedes is a Vice President of the Issuer and each of Mr. Cespedes and Ms. Arthur is a Director of the Issuer.

     All amounts set forth in this filing have been adjusted for stock splits of the Company.

     In November 1998, in a concurrent offering by the Company directly to certain investors, including officers and directors of the Company, their relatives and business associates, made at the time of the Company's IPO, the Company issued 28,000 shares of Common Stock at the $9 per share IPO price, for an aggregate offering price of $252,000, to certain trusts for the benefit of Mr. Egan's children and 7,000 shares of Common Stock at the $9 per share IPO price, for an aggregate offering price of $63,000, to Mr. Egan's spouse. Mr. Egan disclaims beneficial ownership of all of such shares.

     As of February 14, 1999, the Company had granted 160,000, 330,226, and 330,226 options exercisable for Common Stock to Messrs. Egan, Krizelman and Paternot, respectively, having a weighted average exercise price of $13.92, $7.84 and $7.84, respectively, pursuant to the Issuer's 1998 Stock Option Plan and 1995 Stock Option Plan (together, the "Plans"). All of these options were granted at fair market value on the date of issuance. None of the options granted pursuant to the Plans to Messrs. Egan, Krizelman, and Paternot have been exercised.

     Messrs. Krizelman, Paternot and Cespedes and Ms. Arthur (collectively, the "Holders") and Mr. Egan and Dancing Bear Investments have entered into a stockholders' agreement (the "Stockholders' Agreement"), dated as of February 14, 1999, which agreement is attached hereto as Exhibit A. The Stockholders' Agreement applies to all Common Stock and other voting securities currently held or subsequently acquired by Dancing Bear Investments and Messrs. Egan, Krizelman and Paternot and to all Warrants and shares of Common Stock issuable upon exercise of Warrants ("Warrant Shares") held by a Holder which have been received from Dancing Bear Investments. The Warrants and Warrant Shares held by the Holders are not transferable except in accordance with the Stockholders' Agreement. Except as expressly provided therein, the Stockholders' Agreement shall continue to apply to shares transferred by Dancing Bear Investments and Messrs. Egan, Krizelman and Paternot, and Warrants or Warrant Shares transferred by a Holder, to any third party. Pursuant to the Stockholders' Agreement, Dancing Bear Investments and Mr. Egan (the "Egan Group") have agreed to vote for up to two nominees of Messrs. Krizelman and Paternot (the "Krizelman and Paternot Groups") to the Board of Directors and the Krizelman and Paternot Groups have agreed to vote for the nominees of the Egan Group to the Board which shall be up to five directors, subject to applicable law. Additionally, pursuant to the terms of the Stockholders' Agreement, each Holder has granted an irrevocable proxy with respect to all matters subject to a stockholder vote to Dancing Bear Investments for any Warrant Shares held by such Holder. These Warrants and Warrant Shares are subject to a right of first refusal in favor of Dancing Bear Investments upon transfer, subject to certain exceptions for public sales and transfers to related persons and entities. The Stockholders' Agreement also provides that, subject to certain exceptions for public sales and transfers to related persons and entities, if the Egan Group sells shares of Common Stock (including shares issued upon exercise of options) and Warrants representing 25% or more of the issued and outstanding shares of Common Stock (assuming the Warrants have been exercised) (the "Diluted Capital Stock") of the Company, each Holder, at the option of Dancing Bear Investments, will be required to sell up to the same percentage of their Diluted Capital Stock as Dancing Bear Investments sells of its Diluted Capital Stock ("Take-Along Rights"). If, subject to certain exceptions for public sales and transfers to related persons and entities, Dancing Bear Investments sells shares of Common Stock (including shares issued upon exercise of options) and Warrants representing 25% or more of the Diluted Capital Stock of the Company, or the Krizelman and Paternot Groups, collectively, sell shares of Common Stock and Warrants representing 7% or more of the Diluted Capital Stock of the Company, each other party to the Stockholders' Agreement may, at their option, sell up to the same percentage of their Diluted Capital Stock ("Tag-Along Rights") as sold by Dancing Bear Investments or the Krizelman and Paternot Groups, as applicable, in the same transaction, subject to certain pro rata cut-back rights.

     The foregoing description of the Stockholders' Agreement is qualified in its entirety by the complete text of such document attached hereto as Exhibit A and is incorporated herein by reference.


ITEM 4.     PURPOSE OF TRANSACTION.

     Messrs. Egan, Krizelman and Paternot and Dancing Bear Investments acquired beneficial ownership of the shares of Common Stock as described in
Item 3 above and may be deemed a "group" as such term is used in Section 13(d)(3) of the Exchange Act. Neither the fact of this filing nor anything contained herein shall be deemed an admission by Messrs. Egan, Krizelman, and Paternot and Dancing Bear Investments that a group exists and membership in such a group is hereby expressly disclaimed. Dancing Bear Investments and Messrs. Egan, Krizelman and Paternot acquired such shares for investment purposes and will, from time to time, evaluate the status of such investments in light of then-existing conditions. Dancing Bear Investments and Mr. Egan may be deemed to have effective control over the Company based on their ownership position and the terms of the Stockholders' Agreement.

     Except as described in this Item 4, Dancing Bear Investments and Messrs. Egan, Krizelman and Paternot have no present plans or proposals which relate to or would result in the types of transactions described in subparagraphs (a) through (j) of Item 4, although they reserve the right to acquire additional securities of the Issuer, to sell securities of the Issuer and to exercise options and Warrants of the Issuer.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The amounts and percentages of Common Stock set forth in this
Item 5 are based on (i) the shares beneficially owned by Dancing Bear Investments and Messrs. Egan, Krizelman and Paternot as set forth in Item 3 and (ii) 10,660,572 shares of Common Stock outstanding as of February 12, 1999.

     Amount beneficially owned:

               6,046,774 with respect to Dancing Bear Investments 6,123,024 with respect to Mr. Egan
                 804,943  with respect to Mr. Krizelman
                 857,488  with respect to Mr. Paternot

     Percent of class:

                  47.7%   with respect to Dancing Bear Investments
                  48.1%   with respect to Mr. Egan
                   7.4%   with respect to Mr. Krizelman
                   7.9%   with respect to Mr. Paternot

     Number of shares as to which the person has:

          sole power to vote or to direct the vote:

               6,046,774   with respect to Dancing Bear Investments
               6,123,024   with respect to Mr. Egan
                 704,943   with respect to Mr. Krizelman
                 757,488   with respect to Mr. Paternot

          shared power to vote or to direct the vote:

                       0
          sole power to dispose or to direct the disposition of:

               5,796,774     with respect to Dancing Bear Investments
               5,873,024     with respect to Mr. Egan
                 804,943     with respect to Mr. Krizelman
                 857,488     with respect to Mr. Paternot

          shared power to dispose or to direct the disposition of:

                       0

          (c) Except for 35,000, 50,000 and 50,000 options for Common Stock granted on January 6, 1999 to Messrs. Egan, Krizelman and Paternot, respectively, at an exercise price of $31.50 per share (such amounts being included in the amounts set forth in the seventh paragraph of Item 3 above), none of Dancing Bear Investments and Messrs. Egan, Krizelman and Paternot has effected any transactions in shares of Common Stock during the past 60 days.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held by Dancing Bear Investments and Messrs. Egan, Krizelman and Paternot, except with respect to 28,000 shares of Common Stock held by certain trusts for the benefit of Mr. Egan's children and 7,000 shares held by Mr. Egan's spouse. Mr. Egan disclaims beneficial ownership for each amount of such shares.

            (e)   Not applicable.


ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                           RESPECT TO SECURITIES OF THE ISSUER.

     As summarized in Item 3 above, the Stockholders' Agreement includes certain provisions relating to (i) the election of directors to the Issuer's Board of Directors, (ii) the grant of an irrevocable proxy to Dancing Bear Investments with respect to Warrant Shares, and (iii) the Take-Along Rights and Tag-Along Rights described in Item 3 above. The Stockholders' Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

     Other than as set forth in this Item 6 and Items 3, 4, and 5 above, none of the persons identified in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer and none of the securities as to which this Schedule 13D relates is pledged or is otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A:  Stockholders' Agreement, dated as of February 14,
                        1999, by and among Messrs. Egan, Krizelman, Paternot, Cespedes, Ms. Arthur and Dancing Bear Investments.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date:  February 14, 1999

                                         DANCING BEAR INVESTMENTS, INC.

                                         By: /s/ Rosalie V. Arthur
                                            -------------------------------
                                            Name:  Rosalie V. Arthur
                                            Title: Vice President


                                         MICHAEL S. EGAN

                                         By: /s/ Michael S. Egan
                                            -------------------------------



                                         TODD V. KRIZELMAN

                                         By: /s/ Todd V. Krizelman
                                            -------------------------------



                                         STEPHAN J. PATERNOT


                                         By: /s/ Stephan J. Paternot
                                            -------------------------------

                                                                    Schedule I
                                                                    ----------

                           Joint Filing Agreement
                           ----------------------

     In accordance with Rule 13d-1(k) of Regulation 13D of the Securities Exchange Act of 1934, as amended, the persons or entities below agree to the joint filing on behalf of each of them of this statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of theglobe.com, inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement as of the 14th day of February, 1999.


                                         DANCING BEAR INVESTMENTS, INC.

                                         By: /s/ Rosalie V. Arthur
                                            -------------------------------
                                            Name:  Rosalie V. Arthur
                                            Title: Vice President



                                         MICHAEL S. EGAN

                                         By: /s/ Michael S. Egan
                                            -------------------------------



                                         TODD V. KRIZELMAN

                                         By: /s/ Todd V. Krizelman
                                            -------------------------------



                                         STEPHAN J. PATERNOT

                                         By: /s/ Stephan J. Paternot
                                            -------------------------------

                                                                  Exhibit A

                          STOCKHOLDERS' AGREEMENT


     STOCKHOLDERS' AGREEMENT (this "Agreement"), dated as of February 14, 1999, by and among theglobe.com, inc., a Delaware corporation (the "Company"), Michael S. Egan, Dancing Bear Investments, Inc., a Florida corporation ("DBI" and, together with Michael S. Egan, "Dancing Bear"), Todd V. Krizelman, Stephan J. Paternot, Edward A. Cespedes and Rosalie V. Arthur.

     WHEREAS, Dancing Bear held warrants (the "Warrants") to purchase an aggregate of 2,023,009 shares of common stock of the Company, par value $.001 per share (the "Common Stock").

     WHEREAS, Dancing Bear has transferred Warrants exercisable for 100,000, 100,000, 25,000 and 25,000 shares of Common Stock to Todd V. Krizelman, Stephan J. Paternot, Edward A. Cespedes and Rosalie V. Arthur (collectively referred to herein as the "Holders"), respectively;

     WHEREAS, the parties hereto wish to provide certain restrictions on the disposition by the Holders of any Warrants held by them and any shares of Common Stock for which such Warrants may be exercised (the "Warrant Shares");

     WHEREAS, the parties wish to provide for certain arrangements with respect to the voting of the Warrant Shares in the event the Warrants held by the Holders are exercised; and

     WHEREAS, Messrs. Krizelman and Paternot and Dancing Bear wish to provide for certain arrangements with respect to the voting of any shares of Stock held by them.

     NOW, THEREFORE, the parties hereto agree as follows:

     Section 1. Definitions.

     For purposes of this Agreement, the following terms shall have the meanings indicated:

     "Acceptance Notice" shall have the meaning given to it in Section 7 hereof.

     "Agreement" shall have the meaning given to it in the preamble hereto.

     "Beneficially Own" shall have the meaning ascribed thereto in Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

     "Board" shall mean the Board of Directors of the Company and any authorized committee thereof.

     "Buyer" shall have the meaning given to it in Section 8 hereof.

     "Cause" shall mean with respect to an individual (i) conduct that is fraudulent or unlawful, (ii) gross negligence or willful misconduct that discredits or damages the Company, (iii) willful and repeated failure to perform such individual's duties and such failure to perform adversely affects the Company, (iv) such individual has become the subject of any order, judgment, or decree of any court or regulatory authority of competent jurisdiction which is final and non-appealable, permanently or temporarily enjoining him or her from engaging in any activity in connection with the purchase or sale of any security or commodity, or in connection with any violation of federal or state securities laws or federal commodities laws, or (v) such individual is found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities laws, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated.

     "Closing Date" shall have the meaning given to it in Section 7 hereof.

     "Common Stock" shall have the meaning given to it in the recitals hereto.

     "Company" shall have the meaning set forth in the preamble hereto.

     "Controlled Person" shall mean a Person in which a Holder or Dancing Bear Beneficially Owns a controlling interest, or a Person which Beneficially Owns a controlling interest in Dancing Bear.

     "Dancing Bear" shall have the meaning given to it in the preamble hereto.

     "Dancing Bear Nominee" shall have the meaning given to it in Section 5 hereof.

     "DBI" shall have the meaning given to it in the preamble hereto.

     "Diluted Capital Stock" shall mean issued and outstanding shares of Common Stock (assuming the Warrants have been exercised).

     "Founder Nominees" shall have the meaning given to it in Section 5 hereof.

     "Holders" shall have the meaning given to it in the recitals hereto and shall include any other party deemed a "Holder" pursuant to Section 2 or 3 hereof.

     "Offered Securities" shall have the meaning given to it in Section 7 hereof.

     "Offering Notice" shall have the meaning given to it in Section 7 hereof.

     "Options" shall mean options exercisable for Common Stock.

     "Permitted Transfer" shall mean a Transfer of Stock, Warrants or Warrant Shares (i) by a Holder or Dancing Bear to a Controlled Person, or
(ii) by a Holder or Mr. Egan, while living, to such Holder's or Mr. Egan's respective spouse or children or to a trust or trusts for the benefit of such Holder's or Mr. Egan's respective spouse, children or their issue, siblings, or parents or, at death, by will, trust or the laws of intestacy. As a condition to any such Transfer, the transferee shall execute an instrument in form and substance satisfactory to the Company agreeing to be bound by the terms of this Agreement as if an original signatory hereto, and shall execute such further documents, proxies or stock transfer powers as may be necessary or desirable to implement the provisions hereof.

     "Permitted Transferee" shall mean a Person who receives Stock, Warrants or Warrant Shares in a Permitted Transfer.

     "Person" means an individual, a corporation, a joint venture, a partnership, a limited liability company, a firm, an association, a business trust or any other entity.

     "Preferred Stock" shall mean the preferred stock of the Company, par value $.001 per share.

     "Prospective Buyer" shall have the meaning given to it in Section 7 hereof.

     "SEC" shall mean the Securities and Exchange Commission.

     "Selling Holder" shall have the meaning given to it in Section 7 hereof.

     "Securities Act" shall mean the Securities Act of 1933, as amended.

     "Stock" shall mean the Common Stock, the Preferred Stock and any other series or class of capital stock of the Company, the holders of which are entitled to participate generally in the election of members of the Board.

     "Tag-Along Notice" shall have the meaning given to it in Section 9 hereof.

     "Take-Along Notice" shall have the meaning given to it in Section 8 hereof.

     "Take Along Right" shall have the meaning given to it in Section 8 hereof.

     "Transfer" means to sell, assign, donate, gift, convey, transfer, pledge, encumber, hypothecate, grant any option with respect to or otherwise dispose of any interest in (or enter into any agreement or understanding with respect to) any of the foregoing.

     "Warrants" shall have the meaning given to it in the recitals hereto.

     "Warrant Shares" shall have the meaning given to it in the recitals hereto.

     Section 2. Warrants and Warrant Shares Subject to Agreement. Each of the Holders hereby agrees that, except as may otherwise be provided herein, this Agreement shall apply to any Warrants Transferred to such Holder by Dancing Bear on or prior to the date of this Agreement and to any Warrant Shares that may be issued to any such Holder and shall continue to apply to any Warrants and Warrant Shares Transferred by such Holder to any Permitted Transferee. Unless otherwise provided herein, as a condition to the transfer of Warrants or Warrant Shares to any Permitted Transferee, all such Permitted Transferees shall expressly become parties to this Agreement, shall be subject to the same rights and restrictions as the Holders and, unless the context indicates otherwise, all references to "Holder" or "Holders" herein shall include such transferees.

     Section 3. Stock Subject to Agreement. Each of the Holders and Dancing Bear hereby agrees that, except as may otherwise be provided herein, this Agreement shall apply to any Stock currently held by them on the date hereof, any Stock subsequently acquired by them whether by purchase, option, gift, bequest or otherwise, or any Stock Transferred by them to a Permitted Transferee. Unless otherwise provided herein, as a condition to the transfer of warrant or warrant Shares to any Permitted Transferee, all such Permitted Transferees shall expressly become parties to this Agreement, shall be subject to the same rights and restrictions as Dancing Bear or the Holders, as applicable, and, unless the context indicates otherwise, all references to "Holder" or "Holders" herein shall include such transferees.

     Section 4. Transfers of Warrants and Warrant Shares. No Holder shall Transfer all or any part of his or her Warrants or Warrant Shares without the prior written consent of Dancing Bear, except (i) to a Permitted Transferee of such Holder, or (ii) as expressly permitted by Section 7 hereof.

     Section 5. Board Representation.

     (a) Board of Directors. Each of Messrs. Egan, Krizelman and Paternot agree not to vote to decrease the number of directors on the Board to be less than nine members without the prior written consent of the others. Nominees for election to the Board shall be designated as follows: (i) Dancing Bear (or its Permitted Transferees) shall, subject to applicable law, have the right to designate up to five nominees to the Board (each such designee being hereinafter referred to as a "Dancing Bear Nominee"); and (ii) Messrs. Krizelman and Paternot (or their Permitted Transferees) shall, subject to applicable law, collectively have the right to designate up to two individuals for nomination to the Board (such designees being hereinafter referred to as the "Founder Nominees"). Each of Dancing Bear and Messrs. Krizelman and Paternot (and their respective Permitted Transferees) shall vote, or cause to be voted, all shares of Stock Beneficially Owned by them at any regular or special meeting of stockholders called for the purpose of filling positions on the Board, or in any written consent executed in lieu of such a meeting of stockholders, in favor of the election of each Dancing Bear Nominee and each Founder Nominee. Dancing Bear and Messrs. Krizelman and Paternot (or their respective Permitted Transferees) shall not vote to remove any member of the Board elected in accordance with the foregoing provisions except for Cause or with respect to any person nominated by such Person. Notwithstanding the foregoing, each of Dancing Bear and Messrs. Krizelman and Paternot (or their respective Permitted Transferees) shall vote, or cause to be voted, all shares of Stock Beneficially Owned by it or him in favor of the removal of any Dancing Bear Nominee, upon the request of Dancing Bear, or any Founder Nominee, upon the request of Messrs. Krizelman and Paternot.

     (b) Replacement Directors. If following election to the Board, any Dancing Bear Nominee or Founder Nominee shall resign, be removed, or be unable to serve for any reason prior to the expiration of his or her term as a director of the Company, Dancing Bear (or its Permitted Transferees) in the case of a Dancing Bear Nominee, or Messrs. Krizelman and Paternot (or their Permitted Transferees) in the case of a Founder Nominee (following the same procedure for designating such nominees set forth in Section 5(a)), shall be entitled to designate a replacement nominee. Following such designation, each of Dancing Bear and Messrs. Krizelman and Paternot (and their respective Permitted Transferees) shall vote, or cause to be voted, all shares of Stock Beneficially Owned by them in favor of the election to the Board of such replacement nominee at any special meeting of stockholders called for such purpose, or in any written consent executed in lieu of such a meeting.

     (c) Further Action. In order to effectuate the provisions of this
Section 5, each of Dancing Bear and Messrs. Krizelman and Paternot (and their respective Permitted Transferees) agrees that, in addition to voting, or causing to be voted, all shares of Stock Beneficially Owned by it or him in favor of the election to the Board of each Dancing Bear Nominee, each Founder Nominee, and any replacement nominee designated in accordance with
Section 5(b) hereof, such party will take, or use such party's best efforts to cause to be taken, all such further action which they may take in their capacity as stockholders of the Company and as may be necessary to ensure the election of such nominees to the Board; provided, however, that no party shall be required to solicit the vote of any other stockholder of the Company.

     Section 6. Voting of Warrant Shares. Each Holder hereby grants to Dancing Bear an irrevocable proxy to vote all Warrant Shares for which any Warrants held by them have been exercised, with full power of substitution, in Dancing Bear's full discretion for all matters subject to stockholder vote. Each Holder acknowledges that this proxy is coupled with an interest and agrees not to give any other proxy or proxies in derogation of this proxy as long as this Agreement is in force. Such proxy shall remain in effect with respect to each Warrant or Warrant Share held by a Holder until such time as a Holder has Transferred such Warrant or Warrant Share pursuant to Section 7 hereof to a third party (other than a Permitted Transferee).

     Section 7. Right of First Refusal for Warrants and Warrant Shares.

     (a) If at any time any Holder or any Permitted Transferee of a Holder desires to Transfer Warrants or Warrant Shares (a "Selling Holder") in a bona fide arm's-length transaction to any third party (a "Prospective Buyer") (other than (x) in a Permitted Transfer, (y) pursuant to a registration statement under the Securities Act or (z) in a sale pursuant to Rule 144 under the Securities Act (or any successor provision) effected through the Nasdaq National Market or any other national securities exchange on which the Common Stock is listed; provided that a Holder may only use the exceptions under (x) and (y) if he or she does not own any other shares of Stock which could otherwise be transferred), the Selling Holder shall give written notice thereof (an "Offering Notice") to Dancing Bear. The Offering Notice shall state (i) the number of Warrants or Warrant Shares proposed to be sold (the "Offered Securities"), (ii) the name and address of the Prospective Buyer, (iii) the price per Offered Security (which shall be payable in cash) at which the Selling Holder has a reasonable and bona fide intention to Transfer the Offered Securities to the Prospective Buyer (which may be the market price in the case of a public sale), and (iv) the method of payment and other terms and conditions of the proposed Transfer.

     (b) Dancing Bear (or its Permitted Transferees) shall have the irrevocable option, but not an obligation, to purchase from the Selling Holder all, but not less than all, of the Offered Securities. To exercise such option, Dancing Bear shall, within 20 business days of its receipt of the Offering Notice, deliver to the Selling Holder a notice of its intention to exercise such option (an "Acceptance Notice"). By so delivering an Acceptance Notice, Dancing Bear shall be committed to exercise such option and purchase the Offered Securities at the per security purchase price specified in the Offering Notice. The exercise of such option and the purchase and sale of the Offered Securities resulting from the exercise of such option shall take place at the principal offices of Dancing Bear on the fifth business day following the date of delivery of the Acceptance Notice, or at such other place, on such other date, or both, as the Selling Holder and Dancing Bear shall agree upon in writing (the "Closing Date"). On the Closing Date, the Selling Holder shall deliver (i) the certificate(s) representing the number of Offered Securities to Dancing Bear (or its Permitted Transferees) in proper form for transfer with appropriate stock powers executed in blank attached and with all documentary or transfer tax stamps affixed, (ii) a certificate representing that Dancing Bear (or its Permitted Transferees) will receive good title to the securities represented by such certificate(s), free and clear of all liens, security interests, pledges, charges, encumbrances, stockholders' agreements and voting trusts (other than this Agreement), against payment of the purchase price therefor by a wire transfer of funds to a bank account designated by the Selling Holder or by certified or official bank check or checks, and (iii) a legal opinion relating to such matters as may be reasonably requested by Dancing Bear.

     (c) If Dancing Bear (or any of its Permitted Transferees) does not elect to purchase the Offered Securities, the Selling Holder shall be free, during the 30-day period commencing on the date the option granted pursuant to this Section 7 expires unexercised, to Transfer all but not less than all of the Offered Securities to the Prospective Buyer at a per security price that shall not be less than the price specified in the Offering Notice. After such 30-day period, the Selling Holder shall not sell any Warrants and Warrant Shares without again complying with the provisions of this Section 7.

     Section 8. Take-Along Right for Stock.

     (a) If at any time Dancing Bear (or any of its Permitted Transferees) proposes to sell or exchange (in a business combination or otherwise) in one or a series of related or contemporaneous bona fide arm's-length transactions to any third party (a "Buyer") (other than (x) in a Permitted Transfer, (y) pursuant to a registration statement under the Securities Act or (z) in a sale pursuant to Rule 144 under the Securities Act (or any successor provision) effected through the Nasdaq National Market or any other national securities exchange on which the Common Stock is listed), shares of Stock (including Stock issued upon exercise of Options at or prior to the consummation of such transaction), Warrants or Warrant Shares that equal or exceed 25% in the aggregate of the Diluted Capital Stock of the Company, then, subject to the last sentence of this paragraph, Dancing Bear (or its Permitted Transferees) shall have the right (a "Take-Along Right") to require each Holder and such Holder's Permitted Transferees to sell or exchange up to the same percentage of the Diluted Capital Stock then Beneficially Owned by such Holder (or such Permitted Transferee) as is set forth in the Take-Along Notice (defined below) given by Dancing Bear, in such transaction or series of related or contemporaneous transactions, on the same terms and subject to the same conditions (including but not limited to obligations with respect to indemnification) as the sale or exchange by Dancing Bear (and its Permitted Transferees). To exercise a Take-Along Right, Dancing Bear shall give written notice thereof (a "Take-Along Notice") to each Holder and such Holder's Permitted Transferees. The Take-Along Notice shall state (i) the name and address of such Buyer, (ii) the price per security and the form of consideration that such Buyer proposes to pay for the purchased securities, (iii) the percentage of Diluted Capital Stock Beneficially Owned by Dancing Bear (and its Permitted Transferees) that is being sold or exchanged, and (iv) the method of payment and other terms and conditions of the proposed sale or exchange.

     (b) The exercise of any Take-Along Right and the purchase and sale of Stock, Warrants and Warrant Shares resulting from the exercise of such Take-Along Right shall take place at the principal offices of Dancing Bear on the fifth business day following the date of delivery of any Take-Along Notice, or at such other place, on such other date, or both, as the aforementioned Buyer and Dancing Bear shall agree upon in writing.

     Section 9. Tag-Along Rights for Stock.

     (a) If at any time Dancing Bear (or any of its Permitted Transferees) proposes to sell or exchange (in a business combination or otherwise) in one or a series of related or contemporaneous bona fide arm's-length transactions to any Buyer (other than (x) in a Permitted Transfer, (y) pursuant to a registration statement under the Securities Act or (z) in a sale pursuant to Rule 144 under the Securities Act (or any successor provision) effected through the Nasdaq National Market or any other national securities exchange on which the Common Stock is listed), shares of Stock (including Stock issued upon exercise of Options at or prior to the consummation of such transaction), Warrants or Warrant Shares that equal or exceed 25% of the Diluted Capital Stock of the Company, Dancing Bear shall so notify (a "Tag-Along Notice") each Holder and such Holder's Permitted Transferees. The Tag-Along Notice shall state (i) the name and address of such Buyer, (ii) the price per security and the form of consideration that such Buyer proposes to pay for the purchased Stock, Warrants or Warrant Shares, (iii) the percentage of the Diluted Capital Stock Beneficially Owned by Dancing Bear (and its Permitted Transferees) that is being sold or exchanged, and (iv) the method of payment and other terms and conditions of the proposed sale or exchange. Each Holder and such Holder's Permitted Transferees shall have the option, exercisable by written notice to Dancing Bear, within 10 days after Dancing Bear (a "Tag-Along Period") delivers a Tag-Along Notice stating its intention to effect such sale or exchange, to sell or exchange up to the same percentage of the Diluted Capital Stock Beneficially Owned by such Holder and such Holder's Permitted Transferees as is stated in the Tag-Along Notice delivered by Dancing Bear, in such transaction or series of related or contemporaneous transactions on the same terms and subject to the same conditions (including but not limited to obligations with respect to indemnification) as the sale or exchange by Dancing Bear (and its Permitted Transferees), and, if such option is exercised, Dancing Bear (and its Permitted Transferees) shall not proceed with such sale or exchange unless any Holder who has exercised such option is given the right to so participate.

     (b) If at any time Mr. Krizelman or Mr. Paternot (or any of either's Permitted Transferees), individually or collectively, proposes to sell or exchange (in a business combination or otherwise) in one or a series of related or contemporaneous bona fide arm's-length transactions to any Buyer (other than (x) in a Permitted Transfer, (y) pursuant to a registration statement under the Securities Act or (z) in a sale pursuant to Rule 144 under the Securities Act (or any successor provision) effected through the Nasdaq National Market or any other national securities exchange on which the Common Stock is listed), shares of Stock (including Stock issued upon exercise of Options at or prior to the consummation of such transaction), Warrants or Warrant Shares that equal or exceed 7% of the Diluted Capital Stock of the Company, Messrs. Krizelman and Paternot shall deliver a Tag-Along Notice to Dancing Bear, each other Holder and such parties' Permitted Transferees. The Tag-Along Notice shall state (i) the name and address of the Buyer, (ii) the price per security and the form of consideration that the Buyer proposes to pay for the purchased Stock, Warrants or Warrants Shares, (iii) the collective percentage of the Diluted Capital Stock owned by both Messrs. Krizelman and Paternot (and their Permitted Transferees) that is being sold or exchanged, and (iv) the method of payment and other terms and conditions of the proposed sale or exchange. Dancing Bear, each Holder and such Parties' Permitted Transferees shall have the option, exercisable by written notice to Messrs. Krizelman and Paternot, within 10 days (a "Tag-Along Period") after Messrs. Krizelman and Paternot deliver a Tag-Along Notice stating their intention to effect such sale or exchange, to sell or exchange up to the same percentage of the Diluted Capital Stock then Beneficially Owned by each of Dancing Bear, such Holder and such Parties' Permitted Transferees as is stated in the Tag-Along Notice delivered by Messrs. Krizelman and Paternot, in such transaction or series of transactions on the same terms and subject to the same conditions (including but not limited to obligations with respect to indemnification) as the sale or exchange by Messrs. Krizelman and Paternot (and their Permitted Transferees), and, if such option is exercised, Messrs. Krizelman and Paternot (and their Permitted Transferees) shall not proceed with such sale or exchange unless the parties who have exercised such option are given the right to so participate.

     (c) In the event that there is a limitation on the aggregate number of securities which may be included in a sale or exchange as provided by this
Section 9, each party may participate pro rata based upon the number of securities proposed to be sold or exchanged by all such parties.

     (d) Notwithstanding anything to the contrary set forth in this Section 9, no Warrants or Warrant Shares may be sold or exchanged by any Holder or their Permitted Transferees pursuant to this Section 9 unless such sale or exchange is in accordance with Dancing Bear's right of first refusal set forth in Section 7 hereof.

     (e) The exercise of any Tag-Along Right and the purchase and sale of Stock, Warrants or Warrant Shares resulting from the exercise of such Tag-Along Right shall take place at the principal offices of the Company on the fifth business day following the end of the applicable Tag-Along Period, or at such other place, on such other date, or both, as the Buyer and the deliverer of the Tag-Along Notice shall agree upon in writing.

     Section 10. Legend. The following legend shall be noted conspicuously on all certificates representing shares of Stock, Warrants or Warrant Shares heretofore or hereafter issued which are subject to the terms of this Agreement:

          "The securities represented by this certificate are subject to restrictions on transfer and voting, as provided in a Stockholders' Agreement, dated as of February 14, 1999, among theglobe.com, inc. (the "Company") and certain of its securityholders, a copy of which is on file with the Secretary of the Company. No sale, assignment, transfer, pledge, encumbrance or other disposition shall be effective unless and until the terms and conditions of that Stockholders' Agreement shall have been complied with in full."

     The Company will agree to cause the foregoing legend to be removed upon receipt of a certificate from the holder of the Stock, Warrants or Warrant Shares in a form acceptable to the Company that it is appropriate to remove such legend.

     Section 11. No Inconsistent Agreements. The Company will not hereafter enter into any agreement with respect to its securities, and neither the Company nor any other party hereto shall take any action that is inconsistent in any material respect with the rights granted to or obligations undertaken by the parties to this Agreement.

     Section 12. Termination. This Agreement, and the obligations of the parties hereto, shall terminate:

     (a) with respect to a Holder's Warrants and Warrant Shares, at such time as all of such Warrants and Warrant Shares have been transferred to a third party (other than a Permitted Transferee) in accordance with the terms of this Agreement;

     (b) with respect to a party's Stock, upon such time as all of such party's Stock has been transferred to a third party (other than a Permitted Transferee) in accordance with the terms of this Agreement;

     (c) in its entirety, with the exception of the provisions contained in Sections 6 and 7 hereof, in the event that Dancing Bear and its Permitted Transferees hold less than 10% of the Diluted Capital Stock of the Company; or

     (d) in its entirety on the tenth anniversary of the date of this Agreement.

     Section 13. Availability of Equitable Remedies. Since a breach of the provisions of this Agreement could not adequately be compensated by money damages, any non-breaching party shall be entitled, in addition to any other right or remedy available, to an injunction restraining such breach and to specific performance of any such provision of this Agreement, and in either case no bond or other security shall be required in connection therewith, and each party hereto hereby consents to such injunction and to the ordering of such specific performance.

     Section 14. Modification. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof, supersedes all existing agreements among them concerning such subject matter, and may be modified only by a written instrument duly executed by each party hereto at the time of any such modification; provided, however, that any Permitted Transferee may become a party to this Agreement upon the execution of an instrument in form and substance satisfactory to the Company agreeing to be bound by the terms of this Agreement as if an original signatory hereto, with no further action required by any other party hereto.

     Section 15. Notices. Any notice under or relating to this Agreement shall be given in writing and shall be deemed sufficiently given when delivered by hand or by conformed facsimile transmission, on the second business day after a writing is consigned (freight prepaid) to a commercial overnight courier, and on the fifth business day after a writing is deposited in the mail, postage and other charges prepaid, addressed as follows:

          The Company:

                  theglobe.com,inc.
                  31 West 21 Street
                  New York, NY  10010
                  Attention: Todd V. Krizelman
                             Stephan Paternot
                  Telecopier No.:  (212) 367-8604

          Dancing Bear:

                  Dancing Bear Investments, Inc.
                  333 East Las Olas Boulevard
                  Fort Lauderdale, FL  33301
                  Attention:  Rosalie V. Arthur
                  Telecopier No.:  (954) 769-5930

          Todd V. Krizelman:

                  c/o theglobe.com, inc.
                  31 West 21st Street
                  New York, NY  10010
                  Telecopier No.:  (212) 367-8604

          Stephan J. Paternot:

                  c/o theglobe.com, inc.
                  31 West 21st Street
                  New York, NY  10010
                  Telecopier No.:  (212) 367-8604

          Edward A. Cespedes:

                  c/o Dancing Bear Investments, Inc.
                  333 East Las Olas Boulevard
                  Fort Lauderdale, FL  33301
                  Telecopier No.:  (954) 769-5930

          Rosalie V. Arthur:

                  c/o Dancing Bear Investments, Inc.
                  333 East Las Olas Boulevard
                  Fort Lauderdale, FL  33301
                  Telecopier No.:  (954) 769-5930

or to such other address or telecopy number as any party may, from time to time, designate in a written notice given in a like manner.

     Any notice or other communication to be given hereunder to a Permitted Transferee may be given by any party hereto to Todd V. Krizelman (in the case of a Permitted Transferee of Todd V. Krizelman), to Stephan J. Paternot (in the case of a Permitted Transferee of Stephan J. Paternot) to Edward A. Cespedes (in the case of a Permitted Transferee of Edward A. Cespedes) to Rosalie V. Arthur (in the case of a Permitted Transferee of Rosalie V. Arthur) and to Dancing Bear (in the case of a Permitted Transferee of Dancing Bear), in accordance with the provisions of this
Section 15.

     Section 16. Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver of any provision of this Agreement must be in writing.

     Section 17. Binding Effect. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors, assigns, heirs, and personal representatives.

     Section 18. Separability. If any provision of this Agreement is deemed invalid, illegal, or unenforceable, the balance of this Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

     Section 19. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     Section 20. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the rules of such state respecting conflicts of law.

     IN WITNESS WHEREOF, the parties hereto have duly executed or have caused their duly authorized officers to execute this Agreement as of the date first written above.

                                          THEGLOBE.COM, INC.



                                          By: /s/ Todd V. Krizelman
                                             -----------------------------
                                               Name:  Todd V. Krizelman
                                               Title: Co-Chief Executive
                                                      Officer and
                                                      Co-President


                                          DANCING BEAR INVESTMENTS, INC.



                                          By: /s/ Rosalie V. Arthur
                                             -----------------------------
                                               Name:  Rosalie V. Arthur
                                               Title: Vice President


                                          /s/ Michael S. Egan
                                          ---------------------------------
                                          Michael S. Egan


                                          /s/ Todd V. Krizelman
                                          ---------------------------------
                                          Todd V. Krizelman


                                          /s/ Stephan J. Paternot
                                          ---------------------------------
                                          Stephan J. Paternot


                                          /s/ Rosalie V. Arthur
                                          ---------------------------------
                                          Rosalie V. Arthur


                                          /s/ Edward A. Cespedes
                                          ---------------------------------
                                          Edward A. Cespedes